Exhibit 2

EXECUTIVE OFFICERS AND DIRECTORS

OF

EQUITABLE FINANCIAL SERVICES, LLC

The names of the Directors and the names and titles of the Executive Officers of Equitable Financial Services, LLC (“EFS”) and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to EFS and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation

*Jose Ramon Gonzalez	Senior Executive Director, General Counsel and Secretary

Jeffrey J. Hurd	Senior Executive Director and Chief Operating Officer

Nick Lane	President

*Mark Pearson	Chairman of the Board and Chief Executive Officer

*Robin M. Raju	Senior Executive Director and Chief Financial Officer

*	Director